

DIVISION OF CORPORATION FINANCE
MAIL STOP 7010

October 12, 2006

Mr. Stuart J. Doshi
President
GeoPetro Resources Company
One Maritime Plaza, Suite 700
San Francisco, CA 94111

> **Re: GeoPetro Resources Company**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 19, 2006**
> **File No. 333-135485**

Dear Mr. Doshi:

We have reviewed your filing and response letter dated September 20, 2006 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1, as amended

Management's Discussion and Analysis…, page 23

Comparison of Results of Operations for the six months ended June 30, 2006 and 2005, page 24

1.   Please expand your analysis of the increase in your average lifting cost for the six months ended June 30, 2006, to $0.66 per Mcf from $0.39 per Mcf for the six months ended June 30, 2005, to explain why the average lifting costs for the Fannin #1 well were higher than the costs for the Magness wells.

Recent Developments, page 29

2.   We note you have the obligation to pay a combined $2,000,000 in settlement fees
        to the Miller and Mejlaender plantiffs. It appears that you have capitalized the
        settlement fees into your full cost pool (evaluated oil and gas properties). Please
        tell us why you believe it is appropriate to capitalize these costs and support your
        position using relevant accounting literature.

Selling Shareholders, page 73

3.   We note your response to prior comment 33 and we reissue it. You are required
        to identify any registered broker-dealer or affiliates of registered broker-dealers.
        Please revise your disclosure accordingly. We may have additional comments.

4.   We note your response to prior comment 34 and we reissue it. As stated in
        Interpretation I.60 of the July 1997 manual of publicly available CF telephone
        interpretations, as well as interpretation 4S of the Regulation S-K portion of the
        March 1999 supplement to the CF telephone interpretation manual, you are
        required to disclose the natural persons who exercise voting and/or dispositive
        powers with respect to the securities to be offered for resale by each of the selling
        shareholders. Please revise your disclosure accordingly.

Consolidated Financial Statements, page F-1

Consolidated Balance Sheets, page F-3

5.   Please identify the notes receivable as being related party on the face of the
        balance sheet, and expand your disclosures in note six to describe the note
        receivable from the shareholder. In addition, please tell us the business purpose
        behind the loan to Mr. Sednaoui. Refer to Rule 4-08(k) of Regulation S-X for
        additional guidance.

Note 1. Organization and Nature of Operations, page F-9

Summary of Significant Accounting Policies, page F-10

Revenue Recognition, page F-11

6.   We note your response to comment 40 of our letter dated July 28, 2006, and we
        have read the revisions to your accounting policy and Note 10. It appears that the
        price you receive for the gas delivered to MGP is dependent upon the price MGP
        receives for the natural gas it delivers to the sales pipeline. Please expand your
        policy disclosure to explain when you determine that delivery has occurred and
        your price to the buyer is fixed or determinable. Explain any "true-up" that
        results under the arrangements of the escrow account.   In addition clarify that

MGP, not you, generate fees for the gathering, treating and transportation of natural gas production under the MGP Agreement.

Stock-Based Compensation, page F-12

7.   Please clarify your disclosures related to your assumptions of expected volatility on page F-13. In this regard, address the following:

    a) Disclose the expected volatilities assumed for each period an income statement is presented and clarify which method was used to determine the expected volatility for each period; and

    b) Disclose the date of your initial public offering and what constitutes a "newly issued common stock option".

Note 4. Short and Long-Term Debt, page F-19

8.   We note your response to comment 42 of our letter dated July 28, 2006. In connection with your issuance of promissory notes and warrants and subsequent conversion of notes and cancellation of warrants, please address the following:

    a) It appears that the promissory notes that were converted were dated October 18, 2002, and April 24, 2003. Tell us why you issued warrants to a noteholder in 2001, and whether it was related to the issuances of the promissory notes.

    b) Provide us with your analysis under SAB 99 to support your determination that the fair market value of the warrants issued was not material.

    c) We note that the common stock warrants issued in 2001, 2002 and 2003 to the promissory noteholders were exercisable at a price of $2.50. Provide us with your calculations of fair value of the warrants under the Black-Scholes method for each of the issuances. In your response, tell us how you determined the fair value of your common stock at each of the warrant issuance dates.

    d) We note that you converted promissory notes into common stock and cancelled certain warrants. SFAS 133 and EITF 00-19 contain guidance regarding the classification and measurement of warrants as well as instruments with embedded and freestanding conversion features. Please submit the analyses that you performed, considering this guidance, in determining the appropriate accounting for the warrants you have issued and any embedded derivatives. If you require further clarification, you may refer to Section II.B of Current Accounting and Disclosure Issues, located on our website at the following address:
        http://www.sec.gov/divisions/corpfin/acctdis120105.pdf.

Note 8. Common Stock Options, page F-24

9.   We note on page 68 that you have extended the expiration dates of the options
        issued to Mr. Doshi to April 30, 2008. Please describe the modification to the
        options, and disclose the incremental compensation cost that you measured upon
        the modification. Refer to paragraph 51 of SFAS 123(R) for additional guidance.

10.   We note that you recorded compensation expense of $500,000, in connection with
        your purchase of stock from an officer and director. Please tell us how you
        measured the expense and the underlying accounting guidance that you relied
        upon in determining how to record the expense.

Engineering Comments

General

11.   We have reviewed your response to comment number 48 from our letter dated
        July 28, 2006, and we re-issue our previous comment. Your disclosure still
        contains many technical terms that you have not defined in the glossary and that
        will likely confuse the average investor. Examples of these terms are "four-way
        closure," "heaving shale,", "cased hole drill stem test," "anticline,"
        "permeability," "biogenic," "depocenters," "turbidite channel," "lateral
        migration" and "reconnaissance grid," among others. Please revise the document
        to remove the technical language and industry jargon throughout the document.
        Where you deem this language essential to the filing, provide a cross-reference to
        a full definition in the glossary.

Properties, page 43

Texas, page 43

12.   We have reviewed your response to comment number 56 from our letter dated
        July 28, 2006. Please revise your document to reduce your reported net reserves
        and net production to reflect your lower net interest after payout. Refer to SFAS
        69, paragraph 10 for further guidance.

Natural Gas Reserves, page 56

13.   We have reviewed your response to comment number 58 from our letter dated
        July 28, 2006. Tell us why you include the disclosure on page 51 of your
        Canadian Initial Annual Information Form dated March 31, 2006 indicating
        Sproule, as a group, beneficially owned, directly or indirectly, less than 1% of the
        Company's outstanding securities if you are not aware of any beneficial
        ownership.

14.   You indicate the definition of proved reserves is in the Glossary of Natural Gas and Oil Terms beginning on page A-1. We could not find this definition in the glossary. However, we feel that the definition of proved reserves is critical to investor understanding and, thus, you should place it within the document itself rather than the Glossary. Please revise your document accordingly.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the

Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Ryan Milne at (202) 551-3688 or, in his absence, April Sifford, at (202) 551-3684 if you have questions regarding comments on the financial statements and related matters. Please contact James Murphy, Petroleum Engineer, at (202) 551-3703 if you have questions regarding comments on the engineering matters. Please contact Jason Wynn at (202) 551-3756 or, in his absence, me at (202) 551-3685 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

Tangela S. Richter
Branch Chief

cc: R. Milne
       A. Sifford
       J. Wynn
       J. Murphy

       <u>via facsimile</u>
       Adam P. Siegman
       Greene Radovsky Maloney Share & Hennigh L.L.P.
       (415) 777-4961